                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No.) 1


                                     KeyCorp
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                               Common Stock (New)
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   493267-108
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X] Rule 13d-1(b)
          [_] Rule 13d-(c)
          [_] Rule 13d-1(d)


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CUSIP No.  493267-108
________________________________________________________________________________
1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Wilmington Trust Corporation 51-0328154
________________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [X]
                                                            (b) [_]
________________________________________________________________________________
3.  SEC USE ONLY

________________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
 NUMBER OF        5.   SOLE VOTING POWER             9,097
 SHARES           _____________________________________________________________
 BENEFICIALLY     6.   SHARED VOTING POWER           26,791,224
 OWNED BY         _____________________________________________________________
 EACH             7.   SOLE DISPOSITIVE POWER        1,351
 REPORTING        _____________________________________________________________
 PERSON           8.   SHARED DISPOSITIVE POWER      3,083
 WITH:
________________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             26,804,630
________________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [_]
           N/A
________________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.6%
________________________________________________________________________________
12. TYPE OF REPORTING PERSON* HC
________________________________________________________________________________

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________________________________________________________________________________
1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Wilmington Trust Company, in various fiduciary capacities  51-0055023
________________________________________________________________________________
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [X]
                                                             (b) [_]
________________________________________________________________________________
3.  SEC USE ONLY

________________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware banking corporation
________________________________________________________________________________
NUMBER OF        5.   SOLE VOTING POWER              3,209
SHARES           _______________________________________________________________
BENEFICIALLY     6.   SHARED VOTING POWER            26,787,009
OWNED BY         _______________________________________________________________
EACH             7.   SOLE DISPOSITIVE POWER         1,226
REPORTING        _______________________________________________________________
PERSON           8.   SHARED DISPOSITIVE POWER       2,683
WITH:
________________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             26,794,127
________________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]
         N/A
________________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.6%
________________________________________________________________________________
12. TYPE OF REPORTING PERSON* BK
________________________________________________________________________________


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________________________________________________________________________________
1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Wilmington Trust FSB, in various fiduciary capacities  52-1877389
________________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [X]
                                                           (b) [_]
________________________________________________________________________________
3.  SEC USE ONLY

________________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Federal Savings Bank
________________________________________________________________________________
NUMBER OF        5.   SOLE VOTING POWER              1,273
SHARES           _______________________________________________________________
BENEFICIALLY     6.   SHARED VOTING POWER            0
OWNED BY         _______________________________________________________________
EACH             7.   SOLE DISPOSITIVE POWER         125
REPORTING        _______________________________________________________________
PERSON           8.   SHARED DISPOSITIVE POWER       0
WITH:
________________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,273
________________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]

                N/A
________________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    0%
________________________________________________________________________________
12. TYPE OF REPORTING PERSON* BK
________________________________________________________________________________
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________________________________________________________________________________
1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Wilmington Trust of Pennsylvania, in various fiduciary capacities 23-2413335
_____________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [X]
                                                           (b) [_]
______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania banking corporation
________________________________________________________________________________
NUMBER OF         5.   SOLE VOTING POWER             4,615
SHARES            ______________________________________________________________
BENEFICIALLY      6.   SHARED VOTING POWER           0
OWNED BY          ______________________________________________________________
EACH              7.   SOLE DISPOSITIVE POWER        4,215
REPORTING         ______________________________________________________________
PERSON            8.   SHARED DISPOSITIVE POWER      400
WITH:
________________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             9,230
________________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [_]
         N/A
________________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0%
________________________________________________________________________________
12. TYPE OF REPORTING PERSON* BK
________________________________________________________________________________
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ITEM 1(A).  NAME OF ISSUER:

            KeyCorp

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            127 Public Square
            Cleveland, Ohio  44114

ITEM 2(A).  NAME OF PERSON FILING:

            Wilmington Trust Corporation, Wilmington Trust Company, Wilmington Trust FSB and Wilmington Trust of Pennsylvania

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

            1100 North Market Street
            Wilmington, DE  19890

ITEM 2(C).  CITIZENSHIP:

            Wilmington Trust Corporation is a Delaware corporation;

            Wilmington Trust Company is a Delaware banking corporation;

            Wilmington Trust FSB is a Federal Savings Bank; and

            Wilmington Trust of Pennsylvania is a Pennsylvania banking corporation.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock

ITEM 2(E).  CUSIP NUMBER:

            493267-108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
        (C), CHECK WHETHER THE PERSON FILING IS A:

(a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [X] Bank as defined in Section 3(a)(6) of the Exchange Act.

     Wilmington Trust Company, Wilmington Trust FSB and Wilmington Trust of Pennsylvania are each Banks and are each direct, wholly-owned subsidiaries of Wilmington Trust Corporation.

(c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [_] Investment company registered under Section 8 of the Investment Company Act.

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     Wilmington Trust Corporation is a Parent Holding Company.

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [X] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

    Wilmington Trust Corporation, Wilmington Trust Company, Wilmington Trust FSB and Wilmington Trust of Pennsylvania are a Group.
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ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
          Wilmington Trust Corporation:          26,804,630 shares
          Wilmington Trust Company:              26,794,127 shares
          Wilmington Trust FSB:                  1,273 shares
          Wilmington Trust of Pennsylvania:      9,230 shares

     (b)  Percent of class:

          Wilmington Trust Corporation:     6.6%
          Wilmington Trust Company:         6.6%
          Wilmington Trust FSB:             0.0%
          Wilmington Trust of Pennsylvania: 0.0%

     (c) Number of shares as to which Wilmington Trust Corporation has:

        (i) Sole power to vote or to direct the vote 9,097 shares
        (ii) Shared power to vote or to direct the vote 26,791,224 shares
        (iii) Sole power to dispose or to direct the disposition of 1,351 shares
        (iv) Shared power to dispose or to direct the disposition of 3,083 shares

     Number of shares as to which Wilmington Trust Company has:

        (i) Sole power to vote or to direct the vote 3,209 shares
        (ii) Shared power to vote or to direct the vote 26,787,009 shares
        (iii) Sole power to dispose or to direct the disposition of 1,226 shares
        (iv) Shared power to dispose or to direct the disposition of 2,683 shares

     Number of shares as to which Wilmington Trust FSB has:

        (i) Sole power to vote or to direct the vote 1,273 shares
        (ii) Shared power to vote or to direct the vote 0 shares
        (iii) Sole power to dispose or to direct the disposition of 125 shares
        (iv) Shared power to dispose or to direct the disposition of 0 shares

     Number of shares as to which Wilmington Trust of Pennsylvania has:

        (i) Sole power to vote or to direct the vote 4,615 shares
        (ii) Shared power to vote or to direct the vote 0 shares
        (iii) Sole power to dispose or to direct the disposition of 4,215 shares
        (iv) Shared power to dispose or to direct the disposition of 400 shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Wilmington Trust Company:                   BK
         Wilmington Trust FSB:                       BK
         Wilmington Trust of Pennsylvania:           BK

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Wilmington Trust Corporation:               HC
         Wilmington Trust Company:                   BK
         Wilmington Trust FSB:                       BK
         Wilmington Trust of Pennsylvania:           BK

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.
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ITEM 10.  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006          Wilmington Trust Corporation
                           Wilmington Trust Company
                           Wilmington Trust FSB
                           Wilmington Trust of Pennsylvania

                                    By: /s/ Michael A. DiGregorio
                                    -------------------------------
                                    Michael A. DiGregorio
                                    Senior Vice President